# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OneMedNet Corporation, CIK 0001849380
CUSIP: 68270C103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: TRIDENT COURT, 1 OAKCROFT ROAD, CHESSINGTON, Surrey, United Kingdom (X0), KT9 1BD
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000803012

## Reporting persons
- TD SECURITIES (USA) LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 2,970,100; shared voting power 0; sole dispositive power 2,970,100; shared dispositive power 0; aggregate amount beneficially owned 2,970,100 (8.9% of the class)
  Comment: The beneficial ownership of the Reporting Person is comprised solely of 2,970,100 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock that are beneficially owned by the Reporting Person (the "Warrants"). The percentage above is based on (i) 30,572,831 shares of Common Stock deemed outstanding as reported by the Issuer in its Amendment No. 3 to its registration statement on Form S-1, filed with the SEC on January 31, 2025, plus (ii) the Warrants.
- COWEN AND COMPANY, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION HOLDINGS USA INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD GROUP US HOLDINGS LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION BANK: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: OneMedNet Corporation
Address of issuer's principal executive offices:
TRIDENT COURT, 1 OAKCROFT ROAD
CHESSINGTON
Surrey, UNITED KINGDOM
KT9 1BD

## Item 2. Person Filing
Name of person filing:
TD SECURITIES (USA) LLC

COWEN AND COMPANY, LLC

TORONTO DOMINION HOLDINGS USA INC

TD GROUP US HOLDINGS LLC

TORONTO DOMINION BANK
Address of principal business office or, if none, residence:
ONE VANDERBILT AVENUE
NEW YORK, New York
10017

The address of TD Securities (USA) LLC's ("TDS") principal office and Toronto Dominion Holdings (U.S.A.), Inc.'s ("TDH") principal office is 1 Vanderbilt Avenue, New York, New York 10017. The address of TD Group US Holdings LLC's ("TD GUS") principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of Toronto Dominion Bank's ("TD Bank") principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2.
Citizenship:
TD SECURITIES (USA) LLC - DELAWARE

COWEN AND COMPANY, LLC - DELAWARE

TORONTO DOMINION HOLDINGS USA INC - DELAWARE

TD GROUP US HOLDINGS LLC - DELAWARE

TORONTO DOMINION BANK - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
2,970,100

The beneficial ownership of the Reporting Person is comprised solely of 2,970,100 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock that are beneficially owned by the Reporting Person (the "Warrants"). The Warrants held by the Reporting Person have an exercise price of $11.50 per share of Common Stock and are presently exercisable. The percentage above is based on (i) 30,572,831 shares of Common Stock deemed outstanding as reported by the Issuer in its Amendment No. 3 to its registration statement on Form S-1, filed with the SEC on January 31, 2025, plus (ii) the Warrants.

TDS has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of these shares, which were previously owned by Cowen and Company, LLC ("Cowen"). TDS is successor in interest to Cowen by merger effective as of December 9, 2024.

This schedule is jointly filed by TDS, Cowen, TDH, TD GUS and TD Bank. TDH is the sole owner of TDS. TD GUS is the sole owner of TDH. TD Bank is the sole owner of TD GUS. TD Bank, TDH, and TD GUS may be deemed to hold an indirect interest in the shares reported herein by virtue of their ownership of TDS.

Each of TDH, TD GUS and TD Bank disclaims ownership of the shares reported herein except to the extent of its pecuniary interest therein. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the US Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Percent of class: 8.9
Sole power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 2,970,100

COWEN AND COMPANY, LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Shared power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 0

COWEN AND COMPANY, LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Sole power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 2,970,100

COWEN AND COMPANY, LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Shared power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 0

COWEN AND COMPANY, LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: TD Securities (USA) LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of OneMedNet Corporation will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 11, 2025

TD SECURITIES (USA) LLC

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

COWEN AND COMPANY, LLC
By TD Securities (USA) LLC, as successor in interest

By: /s/John Holmes
Title: Vice President & Managing Director

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By: /s/ Romina McMahon
Title: Deputy Controller

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

## Signatures
- TD SECURITIES (USA) LLC: Christina Petrou, Vice President & Chief Operating Officer (02/11/2025)
- COWEN AND COMPANY, LLC: John Holmes, Vice President and Managing Director (02/11/2025)
- TORONTO DOMINION HOLDINGS USA INC: Christina Petrou, Vice President & Chief Operating Officer (02/11/2025)
- TD GROUP US HOLDINGS LLC: Romina McMahon, Deputy Controller (02/11/2025)
- TORONTO DOMINION BANK: Christina Petrou, Vice President & Chief Operating Officer (02/11/2025)
Comment: Cowen and Company, LLC signed By TD Securities (USA) LLC, as successor in interest